SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2009
DIVISION OF MARKET REGULATION

09041405

cm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Granite Financial Group, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Liverpool Drive Suite C
(No. and Street)

Cardiff (City) California (State) 92007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison Diamond (858) 509-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison Diamond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Financial Group, LLC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

* * * * * * * *

State of ______________

County of ______________

Subscribed and sworn to (or affirmed) to before me this ____ day of ____________ by ______________ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

See Attached Jurat

______________ Notary Public

______________ Signature

______________ Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
~~☐ See Statement~~ Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1

* * * * * * *
Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 20th (Date) day of January (Month), 2009 (Year), by

(1) Allison Diamond (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) * * * * * * * (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Donna Jackson
Signature of Notary Public

DONNA JACKSON
Commission # 1821771
Notary Public - California
San Diego County
My Comm. Expires Dec 5, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: US SEC Annual Audited Report Form X-17A-5 Part III. Broker-Dealer: Granite Financial Group, LLC (January 1, 2008 - December 31, 2008)

Document Date: December 31, 2008 Number of Pages: 2

Signer(s) Other Than Named Above: No Other Signers

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Granite Financial Group, LLC:

We have audited the accompanying statement of financial condition of Granite Financial Group, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Financial Group, LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2009

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Granite Financial Group, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	20,606
Deposit with clearing organization		101,126
Marketable securities, at fair value		46,918
Receivables- other		992,552
Investments		258,000
Furniture and equipment, net		9,634
Prepaid expenses		94,825
Total assets	$	1,523,661

Liabilities & Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	124,392
Payable to clearing organization		1,503
Income taxes payable		800
Total liabilities		126,695
Member's equity		1,396,966
Total liabilities & member's equity	$	1,523,661

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 19,951
Principal transactions	589,689
Private placement income	52,100
Interest & dividend income	36,987
Other income	38,481
Net dealer inventory and investment gains (losses)	(500,193)
Total revenues	237,015
Expenses	
Employee compensation and benefits	156,889
Professional fees	171,580
Communications	9,949
Occupancy	64,064
Other operating expenses	450,450
Total expenses	852,932
Net income (loss) before income tax provision	(615,917)
Income tax provision	800
Net income (loss)	$ (616,717)

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 2,013,683
Net income (loss)	(616,717)
Balance at December 31, 2008	$ 1,396,966

The accompanying notes are an integral part of these financial statements.

Granite Financial Group, LLC
Statement of Cash Flow
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ (616,717)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 25,176	
Loss on disposition of furniture and equipment	84,962	
Investments in lieu of compensation	(108,000)	
(Increase) decrease:		
Deposit with clearing organization	201,423	
Commission receivable	7,412	
Marketable securities, at fair value	523,661	
Receivables- other	63,849	
Prepaid expense	41,340	
(Decrease) increase:		
Accounts payable and accrued expenses	(194,428)	
Payable to clearing organization	(68,257)	
Income taxes payable	800	
Total adjustments		577,938
Net cash and cash equivalents provided by (used in) operating activities		(38,779)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(38,779)
Cash and cash equivalents at beginning of year		59,385
Cash and cash equivalents at end of year		$ 20,606

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ –
Income taxes	$ 6,800

Non-cash investing and financing transactions:

During the year ended December 31, 2008, the Company received $108,000 in a convertible debenture, in lieu of cash compensation for its services. See Note 4.

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Granite Financial Group, LLC (the "Company") was organized on September 22, 2005, from the reorganization of Granite Financial Group, Inc., a California corporation. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's main activities include both traditional brokerage services and corporate finance. Brokerage activities include, but are not limited to, principal and agency transactions and institutional sales.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis. There is no material difference between trade date and settlement date accounting. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Corporate finance revenues include fees earned from providing full service investment banking activities. Certain of these services include private placement transactions, merger and advisory activity, consulting and research. Fees for advisory services are recorded when earned. Investment banking management fees and related commissions are recorded at the time the transaction/underwriting is completed and received.

Receivables- other are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment is depreciated over its estimated useful life of three (3) to seven (7) years by the straight-line method.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no federal tax provision has been provided. However, the Company is subject to a minimum franchise tax and a gross receipts fee in California for limited liability companies.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with its clearing firm as security for transactions made with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2008, including interest earned, is $101,126.

Note 3: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with a fair market value of $46,918. The accounting for mark-to-market on the proprietary trading is included in income as an unrealized loss of $500,193.

Note 4: INVESTMENTS

At December 31, 2008, the Company holds two subordinated convertible debentures issued by two publicly held companies for $150,000 and $108,000.

The $150,000 debenture pays 12% interest on a quarterly basis through its maturity date of December 31, 2009. The debenture includes an option to convert any or all of the principal amount at any time up to and including the maturity date into common shares of the issuing company at a conversion price of $4.12 per share. For the year ended December 31, 2008, the Company has received $16,500 in interest and has accrued $1,500 in interest that is included in Receivables- other on the Statement of Financial Condition.

Note 4: INVESTMENTS
(Continued)

The $108,000 debenture pays 8% interest on a quarterly basis through its maturity date of September 1, 2010. The debenture includes an option to convert any or all of the principal amount at any time up to and including the maturity date into common shares of the issuing company at a conversion price of $0.04 per share. For the year ended December 31, 2008, the Company has accrued $7,200 in interest that is included in Receivables- other on the Statement of Financial Condition.

Note 5: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost, less accumulated depreciation as follows:

		Depreciable Life Years
Furniture & fixtures	$ 4,892	7
Computer equipment	26,234	3
	31,126	
Less: accumulated depreciation	(21,492)	
Furniture and equipment, net	$ 9,634	

Depreciation expense for the year ended December 31, 2008, was $25,176 including depreciation on furniture disposed of during the year.

Note 6: RENT EXPENSE

Current year occupancy cost consists of the following:

Office rent	$ 64,064

Note 7: INCOME TAX PROVISION

The Company is subject to a limited liability company gross receipts fee, with a minimum provision of $800. At December 31, 2008, the Company recorded the minimum limited liability company income tax of $800.

Note 8: RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company advanced its sole member $958,052. The receivable is non-interest bearing and due on demand. The Company had also advanced one of its executive officers$25,000, which is non-interest bearing and due on demand. Both receivables are included in Receivables- other on the Statement of Financial Condition.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

On August 1, 2008, the Company was named as a co-defendant in a lawsuit involving a client of a former associate. The suit alleges that the Company engaged in a conspiracy to benefit itself at the expense of the plaintiff. Specific damages have not been stated. The Company has been granted the motion to stay the superior court action and move the matter to arbitration. Management believes the lawsuit is without merit, and is contesting it vigorously. These financial statements contain no adjustments for any possible outcome of this suit or for anticipated related legal fees.

During the year ended December 31, 2008, the Company settled a FINRA arbitration stemming from 2007 for $45,000.

Subsequent to fieldwork but prior to the issuance of these financial statements, the SEC filed a complaint against the Company alleging the payment of bribes to hedge fund employees in exchange for routing trades and the associated commissions to the Company. The SEC alleges that these activities took place from March of 2003 through October of 2005 and is seeking the disgorgement of the commissions earned from these activities. The Company intends to defend against these allegations. These financial statements contain no adjustments for any possible outcome of this complaint or for anticipated related legal fees.

The Company maintains several bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000.

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC insured limit. The Company has not experienced any losses in this account and management believes that it has placed its cash on deposit with a financial institution that is financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $258,716 which was $158,716 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($126,695) to net capital was 0.49 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Granite Financial Group, LLC
Notes to Financial Statements
December 31, 2008

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $38,701 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 220,015
Adjustments:		
Haircuts and undue concentration	$ 38,700	
Rounding	1	
Total adjustments		38,701
Net capital per audited statements		$ 258,716

Granite Financial Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Member's equity		$ 1,396,966
Less: Non–allowable assets		
Receivables- other	$ (992,552)	
Furniture and equipment, net	(9,634)	
Prepaid expenses	(94,825)	
Total adjustments		(1,097,011)
Less: Haircuts and undue concentration		
Haircuts on marketable securities	(7,038)	
Haircuts on convertible debentures	(20,700)	
Undue concentration	(13,501)	
Total adjustments		(41,239)
Net capital		258,716
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 8,446	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 158,716
Ratio of aggregate indebtedness to net capital	0.49:1	

There was a $38,701 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 12.

See independent auditor's report.

Granite Financial Group, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Granite Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Granite Financial Group, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Granite Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Granite Financial Group, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
Granite Financial Group, LLC:

In planning and performing our audit of the financial statements of Granite Financial Group, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 27, 2009